Contact

www.linkedin.com/in/william-t-buttner (LinkedIn)
livepacha.com/ (Company)
www.trilogysanctuary.com/i (Company)

Top Skills

Brand Leverage
Advertising
Marketing

William Buttner

Remote Operations Director & Strategic Advisor | 20+ Years Founder Experience | Multi-Exit Entrepreneur | Scaling & Systems

San Diego Metropolitan Area

Summary

Serial entrepreneur and operational strategist with 20 years of experience building and scaling growth companies across Wellness, D2C, Tech, and Real Estate.Currently based in Southeast Asia, I specialize in building the systems and remote infrastructures that allow founders to step back while their business scales profitably from anywhere in the world.Key Outcomes:Wellness & D2C: Co-Founder of Pacha; built and scaled a Direct-to-Consumer (D2C) brand into the national retail market. Architected the systems for Trilogy Sanctuary, leading to a successful 2025 strategic equity exit.Emerging Tech: Founded and led firms in the early Cybersecurity and Drone (UAS) sectors.Real Estate: Managed high-value Commercial Real Estate portfolios and fiduciary operations.The Foundation: My 13 years of personal recovery have built a leadership style defined by radical accountability, discipline, and authentic communication. I lead high-performing remote teams through clarity and systems, not micromanagement.Core Competencies: Remote Operations • Systems Architecture • Strategic Growth • Exit Planning • Fiduciary Governance

Experience

PACHA

Co-Founder & Board Director
August 2019 - Present (7 years 2 months)
Phuket, Thailand

-Founding Board Member: Co-conceptualized the brand vision and business model from an initial napkin sketch, navigating the company through pre-COVID planning and initial market entry.

-D2C Marketing Strategy: Collaborated with the founding team to architect and execute a high-growth Direct-to-Consumer (D2C) model, establishing a strong digital brand identity.

-National Market Footprint: Advised on the expansion strategy that successfully placed Pacha products in retail markets across the United States.

-Strategic Governance: Provide high-level oversight as a member of the Board of Directors, focusing on operational systems, brand equity, and long-term fiduciary health.

-Acquisition Roadmap: Actively steering the business toward a projected 3-to-7-year buyout window.

Trilogy Sanctuary

Partner | Operations & Strategy

August 2017 - January 2025 (7 years 6 months)

La Jolla, San Diego, California

Strategic Equity Investment: Acquired a partnership stake in the business to spearhead a comprehensive operational overhaul and professionalize the brand for long-term scalability.

Systems Architecture: Invested in and designed the internal operational workflows, staffing protocols, and facility management systems that transitioned the company into a high-revenue market leader.

Market Expansion: Collaborated on strategic brand positioning and community-building initiatives that secured Trilogy's reputation as a premier wellness destination in the luxury La Jolla market.

Successful Equity Exit: Negotiated and executed a strategic buyout in 2025, following a period of sustained growth and operational stabilization.

Holistic Leadership: Integrated 13 years of personal recovery into the organizational culture, fostering a high-performance environment built on resilience and authentic engagement.

Think Tank Drones L.L.C

Founder & CEO

February 2011 - September 2019 (8 years 8 months)

La Jolla, CA

Founding Principal: Conceptualized and launched a specialized drone technology firm, managing all aspects of business formation, brand identity, and market entry.

Operations & Systems Design: Architected the technical and operational workflows required to manage a fleet of emerging technology assets and deliver high-precision results for clients.

Strategic Business Development: Led client acquisition and partnership strategies, positioning the firm as a pioneer in the local San Diego tech landscape.

Regulatory Compliance & Oversight: Navigated the complex and evolving FAA regulatory environment to ensure all operations met strict safety and legal standards.

Executive Leadership: Managed the full P&L and strategic roadmap, successfully leading the company through its initial growth phase before transitioning to new ventures in the wellness sector.

WeManageSD llc

Operations Director | Commercial Real Estate

April 2006 - June 2012 (6 years 3 months)

San Diego, CA

Operational Oversight: Managed the daily operations and maintenance protocols for a diverse portfolio of commercial real estate assets in the San Diego market.

Systems Implementation: Architected and standardized the operational workflows for property management, ensuring high-occupancy rates and streamlined vendor relations.

Financial & Fiduciary Management: Provided oversight for property P&Ls, budgeting, and financial reporting to ensure maximum ROI for stakeholders and ownership.

Stakeholder Liaison: Served as the primary point of contact for high-value tenants and vendors, navigating complex lease negotiations and operational challenges.

Strategic Growth: Contributed to the expansion of the managed portfolio by optimizing asset performance and implementing professionalized management systems.

Cyber Security Systems LLC

Founder & CEO

September 2003 - February 2007 (3 years 6 months)

San Diego, CA

Founding Principal: Launched an early-market cybersecurity firm specializing in integrated digital and physical security solutions for high-net-worth private clients.

Portfolio Management: Architected and managed comprehensive security portfolios for business and residential clients, ensuring the integrity of both digital data and physical assets.

Systems Integration: Pioneered the deployment of integrated smart home technologies and surveillance systems, bridging the gap between emerging software security and physical hardware.

Client Relations & Business Development: Built a reputation for discretion and technical excellence, securing long-term contracts with private clients through high-touch service and strategic implementation.

Operational Launch: Managed all aspects of the business lifecycle, from original concept and technical testing to client acquisition and day-to-day project oversight.